UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Note: The registrant deregistered and terminated its reporting obligations under the Securities Exchange Act of 1934 in August 2009 and is filing its annual report on Form 20-F as a voluntary filer.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
EXHIBIT INDEX
Ex-99.1 Announcement of STATS ChipPAC Ltd. dated August 16, 2010.

Other Events
On August 16, 2010, STATS ChipPAC Ltd. issued an announcement on the Singapore Exchange Securities Trading Limited (“SGX-ST”), announcing that it intended to commence the process to effect a proposed capital reduction exercise and cash distribution of up to US$600 million to shareholders of STATS ChipPAC Ltd. following the completion of the offering of senior notes in a private placement. A copy of the SGX-ST announcement dated August 16, 2010 is attached hereto as Exhibit 99.1.
Exhibit
99.1	Announcement of STATS ChipPAC Ltd. dated August 16, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 16, 2010

STATS CHIPPAC LTD.
By:	/s/ Tay Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ John Lau
Name:	John Lau
Title:	Chief Financial Officer

EXHIBIT INDEX
99.1	Announcement of STATS ChipPAC Ltd. dated August 16, 2010.